May 6, 2011

Re:	Kosmos Energy Ltd. Registration Statement on Form S-1 Registration File No. 333-171700

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form S-1 as filed on January 14, 2011, as amended through Amendment No. 6 to the Registration Statement as filed on April 25, 2011, and (ii) the Preliminary Prospectus issued April 25, 2011, were distributed during the period April 25, 2011 through 12:00 noon, Eastern Standard Time, May 6, 2011, as follows:

Registration Statement	Preliminary Prospectus
11 to Underwriters	2,308 to Institutions
1,900 to Dealers, Underwriters and Others
Total: 11	Total: 4,208

We were advised on March 15, 2011 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Kosmos Energy Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. Eastern Standard Time on May 10, 2011, or as soon thereafter as practicable.

May 6, 2011

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Christopher B. Miller
Name: Christopher B. Miller
Title: Managing Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Robert Hendricks
Name: Robert Hendricks
Title: Director